UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 28TH, 2017

FINAL VOTING MAP

		Number of votes
Item	Subject	Approve	Reject	Abstain	Total
1	The drawing up of these minutes in summary format of the facts occurred, including dissident votes and protests, containing only the transcription of the decisions held.	478,614,255	—	13,609,436	492,223,691
2	The management member’s accounts, management report, financial statements of the Company, jointly with the independent auditor’s annual report, the Fiscal Council opinion and the Statutory Audit Committee opinion regarding the fiscal year ended December 31, 2016.	473,893,446	18,786	18,311,459	492,223,691
3	The management’s capital budget proposal for the year 2017, in accordance with the section 196 of the Brazilian Corporate Law.	488,272,189	15,034	3,936,468	492,223,691
4	The management proposal for result allocation regarding the fiscal year ended December 31, 2016.	488,269,474	17,624	3,936,593	492,223,691
5	The number of 9 members for the Company’s Board of Directors.	487,611,006	17,657	4,595,028	492,223,691
6	The election of the members of the Board of Directors of the Company, with mandate until the Annual Meeting that will deliberate the accounts of the Company related to the fiscal year ended on December 31, 2018	419,587,449	52,100,779	20,460,961	492,149,189
7	The election, between the Board of Directors elected, of the President and Vice-President of the Board of Directors.	352,038,654	37,723,627	102,386,908	492,149,189
8	The election of the Fiscal Council of the Company with mandate until the Annual Meeting that will deliberate the accounts of the Company related to the fiscal year ended on December 31, 2017.	492,204,291	12,978	6,422	492,223,691

9	The number of 3 members for the Fiscal Council.	488,273,120	3,938,554	12,017	492,223,691
10	The election of the members of the Fiscal Council of the Company, with mandate until the Annual Meeting that will deliberate the accounts of the Company related to the fiscal year ended on December 31, 2017	388,950,998	881,103	40,080,881	429,912,982
11	Election of Mr. Sergio Ricardo Miranda Nazaré and Jorge Luiz Pacheco by a separate election.	8,987,110	39,162,015	14,352,912	62,502,037
	Election of Ms. Domenica Eisenstein Noronha and Maurício Rocha Alves de Carvalho by a separate election.	51,758,103	7,707,900	3,036,034	62,502,037
12	Determine the global compensation of members of the management for the fiscal year of 2017, as per the management proposal.	439,789,511	48,130,714	4,303,466	492,223,691

São Paulo, April 28, 2017.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO